CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603



                                 June 14, 2012

VIA EDGAR CORRESPONDENCE

H.R. Hallock, Jr.
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

                      Re:     First Trust Exchange-Traded Fund IV
                              File Nos. 333-174332, 811-22559

Dear Mr. Hallock:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund IV (the "Trust") with the Securities and Exchange Commission (the "Commission") on May 19, 2011. The amendment filed on May 19, 2011 is regarding the First Trust North American Energy Infrastructure Fund (the "Fund"). Your comments regarding this Fund were communicated to us via mail on June 22, 2011. This letter serves to respond to your comments and accompanies Pre-Effective Amendment No. 2 to the Trust's registration statement, filed on June 14, 2012 (the "Amendment"). The Amendment is accompanied by an acceleration request that seeks effectiveness on June 14, 2012, or as soon as practicable thereafter.

                                   PROSPECTUS

COVER PAGE

         COMMENT 1

      Please delete the last sentence in the paragraph on the cover page that describes the Fund and its organization as an exchange-traded fund, because the information it provides is not required and impedes understanding of other required information.

         RESPONSE TO COMMENT 1

      The cover page has been revised in accordance with this comment.

         COMMENT 2

      Please either delete the bank legend shown on the cover page or confirm to us supplementally that the Fund expects to be offered or sold through an insured depository institution.

         RESPONSE TO COMMENT 2

      The Fund expects to be offered or sold through an insured depository institution.

EXAMPLE (P. 1)

         COMMENT 3

      Please change the narrative explanation in the Example so that the first sentence in the second paragraph ends immediately after the words "periods indicated."

         RESPONSE TO COMMENT 3

      The prospectus has been revised in accordance with this comment.

         COMMENT 4

      If no payments may be made under the Fund's 12b-1 plan until at least three years after the effective date of the registration statement, please shorten the second sentence of the second paragraph by ending it immediately after the words "current levels." If such payments may be made during a period that begins at least one year after the effective date of the registration statement, however, please cite the date that has been omitted at the end of the second sentence and calculate the figures in the Example assuming the fees will be charged after that date. In either case, please delete the entire third sentence of the second paragraph.

         RESPONSE TO COMMENT 4

      The prospectus has been revised in accordance with this comment.

PRINCIPAL INVESTMENT STRATEGIES (P. 2)

         COMMENT 5

      The prospectus states that "the Fund will invest at least 80% of its net assets in equity securities of companies deemed to be engaged in the energy infrastructure segment of the energy and utilities sectors."

            (a) Please insert the words "plus the amount of any borrowings for investment purposes" as a parenthetical between "net assets" and "in equity securities' in the above-quoted statement.

         RESPONSE TO COMMENT 5(A)

      The prospectus has been revised in accordance with this comment.

            (b) Please briefly describe what the "energy infrastructure segment of the energy and utilities sectors" encompasses. Given the Fund's name, please explain the basis for including utility companies in the Fund's 80% investment policy. See also Comments 10 and 24, below, regarding the Fund's concentration policy.

         RESPONSE TO COMMENT 5(B)

      The Principal Investment Strategy has been revised to reflect that the Fund will invest at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in equity securities of companies deemed by the Sub-Advisor to be engaged in the energy infrastructure sector. These companies principally include publicly-traded master limited partnerships and limited liability companies taxed as partnerships ("MLPs"), MLP affiliates, Canadian income trusts and their successor companies (collectively, "Canadian Income Equities"), pipeline companies, utilities, and other companies that derive at least 50% of their revenues from operating or providing services in support of infrastructure assets such as pipelines, power transmission and petroleum and natural gas storage in the petroleum, natural gas and power generation industries (collectively, "Energy Infrastructure Companies").

            (c) Please identify the party who will make the decision that a company may be "deemed" to be an energy infrastructure company.

         RESPONSE TO COMMENT 5

      The prospectus has been revised in accordance with this comment.

         COMMENT 6

      The prospectus indicates that, for purposes of meeting the 80% investment requirement of Rule 35d-l, the Fund's investments will be in companies that are "domiciled" in the United States and Canada. What does "domiciled" mean in this context? Please also make it clear how such investments would be tied economically to the region.

         RESPONSE TO COMMENT 6

      The prospectus has been revised to replace the word "domiciled" with "headquartered or incorporated" throughout.

         COMMENT 7

      The prospectus states, at page 1, that the Fund's investment objective is to seek total return. The first sentence in the second paragraph of this section states, however, that the Fund's investment objective is to seek total return with an emphasis on current distribution and dividends.

      (a) To resolve this inconsistency, we suggest you delete the reference to total return in this sentence and merely indicate that the Fund will emphasize current distributions and dividends.

      (b) Please describe the Fund's strategy to focus on "steady fee for service income" and limit "cyclical energy exposure" clearly and in more detail.

         RESPONSE TO COMMENT 7

      The prospectus has been revised in accordance with this comment.

         COMMENT 8

      The prospectus states that the Fund may use derivatives as a hedge against interest rate and market risks.

      (a) Please specify the particular types of derivatives the Fund expects to use principally for these purposes and the extent to which it expects to use them. See letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

http://www.sec.gov/divisions/investment/guidance/ici073010.pdf

         RESPONSE TO COMMENT 8(A)

      The prospectus has been revised in accordance with this comment.

      (b) As a related matter, please state the reasons why the Fund's use of derivatives is fully consistent with the terms of an application on which exemptive relief was previously granted, even though the Fund was not a named applicant in the matter. See Investment Company Act Release No. 28468 (Oct. 27,
2008)

         RESPONSE TO COMMENT 8(B)

      In accordance with the exemptive relief granted on October 27, 2008 to the Advisor, First Trust Portfolios L.P. and First Trust Exchange-Traded Fund III, the Fund will invest primarily in equity securities, while the use of derivatives for hedging purposes will constitute a relatively small percentage of the Fund's investments.

         COMMENT 9

      The prospectus refers to unspecified foreign currency denominated investments by the Fund. Please state expressly whether these investments are expected to be denominated in Canadian or some other foreign currency. Please also revise the principal risk sections in the summary titled "Non-U.S. Securities" and "Currency Risk," as appropriate, for consistency with this comment.

         RESPONSE TO COMMENT 9

      The prospectus has been revised in accordance with this comment.

         COMMENT 10

      It appears from our review that the Fund will concentrate its investments in the energy infrastructure or some related industry. If so, please disclose the Fund's concentration policy in this section. See Item 9(b)(1), Instr. 4. As this section suggests that the Fund will concentrate its investments in a specific industry or group of industries, if the Fund does not intend to concentrate in an industry, please provide us with a written legal analysis to fully explain and justify that position. See also Comment 24, below.

         RESPONSE TO COMMENT 10

      The prospectus has been revised in accordance with this comment.

PRINCIPAL RISKS (P. 2)

         COMMENT 11
      NON-DIVERSIFICATION RISK Please delete the first two sentences of this section and begin the third sentence with the words "(B)ecause the Fund is non-diversified, it" inserted before "may invest" and in lieu of "(T)he Fund."

         RESPONSE TO COMMENT 11

      The prospectus has been revised in accordance with this comment.

         COMMENT 12

      ENERGY INFRASTRUCTURE COMPANIES RISK. This section is unnecessarily long. Please revise it appropriately.

         RESPONSE TO COMMENT 12

      The prospectus has been revised in accordance with this comment.

         COMMENT 13

      UTILITIES COMPANIES RISK Please revise this section to describe the principal risks associated with the types of utility companies in which the Fund expects to invest for purposes of its 80% investment policy.

         RESPONSE TO COMMENT 13

      The "Utilities Company Risk" section has been removed from the prospectus and any relevant disclosure has been inserted into the section entitled "Energy Infrastructure Company Risk."

         COMMENT 14

      MLP RISK Please revise this section, as appropriate, to differentiate the risks associated with the different types of MLPs and MLP related entities in which the Fund expects to invest. Also, if shareholders who invest in the Fund through in-kind contributions are treated differently for tax purposes, please disclose the risks involved, including, for example, any risks associated with distributions representing returns of capital.

         RESPONSE TO COMMENT 14

      The disclosure in the "Principal Risks" section of the prospectus regarding MLPs is intended to give a general description of the risks related to such investments. The disclosure contained in the "Additional Risks" section of the prospectus provides a discussion of the different risks associated with the various types of MLPs and MLP-related entities in which the Fund expects to invest, including the tax risks of investing in MLPs.

         COMMENT 15

      CANADIAN ENERGY INFRASTRUCTURE TRUST RISK Please revise this section to disclose the extent to which the Fund expects to invest in these securities or other grounds for treating these investments as a principal risk. To the extent appropriate, please also revise the section describing the Fund's principal strategies above to provide more details about the Fund's investments in these securities.

         RESPONSE TO COMMENT 15

      The disclosure regarding Canadian Energy Infrastructure Trusts has been removed from the Prospectus. Recent changes to Canadian tax law have removed the unique treatment of these entities and they now bear the same risks as other Energy Infrastructure Companies, as disclosed in the prospectus.

MANAGEMENT (P. 5)

         COMMENT 16

      Item 5 requires the name, title and length of service of portfolio managers, Accordingly, please delete the first sentence under the heading "Portfolio Managers," since it contains information that is neither required nor permitted. See Instr. 2, Item 5(b).

         RESPONSE TO COMMENT 16

      The prospectus has been revised in accordance with this comment.

TAX INFORMATION (P. 5)

         COMMENT 17

      Because it is neither required nor permitted language, please delete the words "are taxable and" in the sentence that provides the disclosure required by
Item 7 of Form N-1A.

         RESPONSE TO COMMENT 17

      The prospectus has been revised in accordance with this comment.

         COMMENT 18

      Please also add a statement, reflecting the position of our office on such disclosure, that distributions on shares held in a tax deferred account, while not immediately taxable, will be subject to tax when the shares are no longer held in a tax deferred vehicle.

         RESPONSE TO COMMENT 18

      The prospectus has been revised in accordance with this comment.

ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT STRATEGIES (P. 6)

         COMMENT 19

      Please revise the second paragraph of this section, to the extent feasible and appropriate, to make more fully clear the process by which the Sub-Advisor intends to make investment decisions on a daily basis. We believe the use of technical terms like "earnings models" and related "analytics," for example, makes this passage unnecessarily difficult to understand, and, accordingly, such terms should be deleted or changed to make it easier for the reader to understand the investment selection process.

         RESPONSE TO COMMENT 19

      The prospectus has been revised in accordance with this comment.

FUND INVESTMENTS (P. 6)

         COMMENT 20

      Please revise this section generally to clearly distinguish between principal and non-principal investments.

         RESPONSE TO COMMENT 20

      The prospectus has been revised in accordance with this comment.

ADDITIONAL RISKS OF INVESTING IN THE FUND (P. 10)

         COMMENT 21

      Please revise this section as appropriate to distinguish between principal and non-principal risks.

         RESPONSE TO COMMENT 21

      The prospectus has been revised in accordance with this comment.

MANAGEMENT OF THE FUND (P. 12)

         COMMENT 22

      Please revise the description of First Trust's responsibilities as the Fund's adviser, at page 12, and the virtually identical description of EIP's responsibilities in its capacity as sub-advisor, at page 13, to clearly disclose the nature and extent of the different services to be provided, respectively, by First Trust and EIP.

         RESPONSE TO COMMENT 22

      The prospectus has been revised in accordance with this comment.

                      STATEMENT OF ADDITIONAL INFORMATION

INVESTMENT OBJECTIVE AND POLICIES (P. 4)

         COMMENT 23

      The SAI recites as a fundamental policy, at page 4, that the Fund may not issue senior securities, except as permitted under the 1940 Act. Please add a statement in this section indicating what the 1940 Act currently permits.

         RESPONSE TO COMMENT 23

      The SAI has been revised in accordance with this comment to state: "For purposes of applying restriction (1) above, under the 1940 Act as currently in effect, the Fund is not permitted to issue senior securities, except that the Fund may borrow from any bank if immediately after such borrowing the value of the Fund's total assets is at least 300% of the principal amount of all of the Fund's borrowings (i.e., the principal amount of the borrowings may not exceed 33 1/3% of the Fund's total assets). In the event that such asset coverage shall at any time fall below 300% the Fund shall, within three days thereafter (not including Sundays and holidays), reduce the amount of its borrowings to an extent that the asset coverage of such borrowing shall be at least 300%."

         COMMENT 24

      The SAI recites as a fundamental policy, at page 5, that the Fund will not concentrate its investments in any industry or group of industries. The statement of the Fund's concentration policy goes on to indicate, however, that the Fund will concentrate its investments in energy infrastructure companies. Please revise the Fund's concentration policy to make clear whether or not the energy infrastructure business may properly be deemed an industry. See Item 16(c)(1)(iv) of Form N-1A.

         RESPONSE TO COMMENT 24

      The SAI has been revised to reflect that the Fund will not concentrate its investments in any industry or group of industries, except that the Fund will concentrate its investments in any of the group of industries constituting the energy infrastructure sector, as described in the Fund's principal investment strategy.

MANAGEMENT OF THE FUND (P. 20)

         COMMENT 25

      In the table that begins at page 21 of the SAI, please add the phrase "during the past 5 years" at the end of the caption above the column listing other board positions held by trustees.

         RESPONSE TO COMMENT 25

      The SAI has been revised in accordance with this comment.

         COMMENT 26

      The information disclosed under "Unitary Board Leadership Structure" does not discuss the basis for the decision to have an interested chairman. Please revise this section to address that question.

         RESPONSE TO COMMENT 26
      The SAI has been revised in accordance with this comment to reflect that the Board has determined that James A. Bowen is the most appropriate Board Member to serve as Chairman.

                                                          ***


TANDY ACKNOWLEDGMENT

      In   connection   with  the  Trust's  registration  statement,  the  Trust
acknowledges that;

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

o          the  Trust  may not assert this action as a defense in any proceeding
           initiated   by  the  Commission  or  any  person  under  the  federal
           securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By: /s/ Morrison C. Warren
                                           -----------------------------------
                                               Morrison C. Warren